UNITED STATES
OMB APPROVAL SECURITIES AND EXCHANGE COMMISSION OMB Number: 3235-0101 Washington, D.C. 20549 Expires: December 31, 2006 Estimated average burdenhours per response ........... 4.47
NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a) (b) SEC USE ONLY (c) Number of Shares or Other Units To Be Sold (See instr. 3(c)) (d) Aggregate Market Value (See instr. 3(d)) (e) Number of Shares or Other Units Outstanding (See instr. 3(e)) (f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.) (g) Name of Each Securities Exchange (See instr. 3(g))
Title of the Class of Securities To Be Sold Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities Broker-Dealer File Number




INSTRUCTIONS:
1.
(a) Name of issuer
WARP TECHNOLOGY HOLDINGS INC

(b) Issuer?s I.R.S. Identification Number
880467845

(c) Issuer?s S.E.C. file number, if any
000-33197

(d) Issuer?s address, including zip code
535 WEST 34 STREET, 5TH FLOOR
NEW YORK, NEW YORK 10001

(e) Issuer?s telephone number, including area code
(212) 962-9277

2.
(a) Name of person for whose account the securities are to be sold
Gregory Parker

(b) Such person?s I.R.S. identification number, if such person is an entity


(c) Such person?s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)



3.
(a) Title of the class of securities to be sold
Common

(b) Name and address of each broker through whom the securities are intended to be sold
Questrade Inc.
Royal Bank Building
5001 Yonge Street, Suite 203
Toronto, ON M2N 6P6
Canada

(c) Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
374,268

(d) Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
0

(e) Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
93,490,701

(f) Approximate date on which the securities are to be sold
09 15 2004

(g) Name of each securities exchange, if any, on which the securities are intended to be sold
OTC BB

(d) Such person?s address, including zip code Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number. SEC 1147 (01-04)


TABLE I ?? SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class Date you Acquired Nature of Acquisition Transaction Name of Person from Whom Acquired (If gift, also give date donor acquired)
Amount of Securities Acquired  Date of Payment  Nature of Payment
Common              01 13 2003         Acquisition of Company             WARP
TECHNOLOGY HOLDINGS INC                                              374,268
01 13 2003       Acquisition of Company (Shares)

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II ?? SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.
Name and Address of Seller Title of Securities Sold Date of Sale Amount of Securities Sold Gross Proceeds
Gregory Parker	Common	06 15 2004	120,000	$9,847.80

REMARKS:
INSTRUCTIONS:
See the definition of ?person? in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all personswhose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.
DATE OF NOTICE	(SIGNATURE)
09 09 2004

GREGORY T PARKER

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

SEC 1147 (01-04)